Exhibit 99.4

Shanghai Stock Exchange Code: 601857	Stock Symbol: PetroChina	Announcement No.: Interim 2022-021

PetroChina Company Limited

Announcement on Resignation of Chief Financial Officer and Board Secretary

Special Reminder

Both the board of directors (the “Board”) and all the members of the Board warrant that this announcement does not contain any false information, misleading statement or material omission, and that they will assume joint and several liability for the truth, accuracy and completeness of the contents of this announcement.

The Board of PetroChina Company Limited (the “Company”) hereby announces that because of his age, Mr. Chai Shouping submitted a resignation to the Company on June 17, 2022 that he would resign as chief financial officer and secretary to the Board of the Company, with immediate effect.

Mr. Chai has confirmed that he does not have any disagreement with the Board or the Company, and that there is nothing else he would like the shareholders of the Company to pay special attention to.

Since his appointment, Mr. Chai has always performed his duties to the Company diligently and devotedly, having made a great contribution to the Company in such aspects as the Company’s business development, value enhancement, and returns to shareholders. The Board hereby would like to extend sincere thanks to Mr. Chai for all.

You are hereby informed of the foregoing.

Board of Directors of PetroChina Company Limited
June 20, 2022